Form 40-F
period 2020-12-31
Equinox Gold Corp.
filed 2021-03-24
CIK 1756607

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

242,354,406 Common Shares outstanding as of December 31, 2020

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

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto (the “Annual Report”) contain “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding Equinox Gold Corp.’s (the “Company”) intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as statements relating to the Premier Transaction and the Company’s ability to successfully complete the transaction and the benefits contemplated thereby, statements relating to the timing of project development and construction, the timing and amount of expected future production, the costs of future production and expenditures, expected development and construction and related timelines expected acquisitions, operation and exploration plans, timing and completion of preliminary economic assessments and feasibility studies, mine life extensions, expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (“COVID-19”) and any related restrictions, regulations and suspensions with respect to the Company’s operations. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the Hardrock feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

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

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included or incorporated in this Annual Report, was prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information included or incorporated in this Annual Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2020, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.27.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer (“CEO”) and its Senior Vice President, Finance and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were ineffective due to the material weakness identified in the Company’s internal control over financial reporting, as further described below.

B. Management’s report on internal control over financial reporting. The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2020, due to a material weakness in internal control over financial reporting, as further described below.

The Company did not maintain effective controls over the purchase price accounting related to the Company’s acquisition of Leagold Mining Corporation (“Leagold Acquisition”). Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement which was corrected in the Company’s audited consolidated financial statements prior to release, but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has limited the scope of its internal control over financial reporting and disclosure controls and procedures to exclude controls, policies and procedures of the business acquired pursuant to the Leagold Acquisition, as allowed by the United States Securities and Exchange Commission and Canadian securities Administrators. See page 61 of the Company’s management discussion and analysis for the year ended December 31, 2020, which is attached hereto as Exhibit 99.2, for a summary of the excluded controls related to the acquired business.

C. Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s Consolidated financial statements for the years ended December 31, 2020 and 2019, which are attached hereto as Exhibit 99.3. KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the business acquired pursuant to the Leagold Acquisition.

D. Changes in internal control over financial reporting. Commencing with the first quarter and throughout the period ended December 31, 2020, the Company implemented social distancing protocols, as per recommended COVID-19 health and safety guidelines, to have the majority of its corporate office and site administrative staff work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form.

Furthermore, in the process of strengthening internal controls the Company implemented new Enterprise Resource Planning (“ERP”) systems at the Corporate office and Aurizona mine in the second and fourth quarters, respectively. The implementation of the ERP systems is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required.

Except for the implementation of the new ERP systems and identification of material weakness noted above during the fourth quarter, there was no change in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2020, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Under the supervision and with the participation of management, including the CEO and CFO, management is committed to remediating the material weakness in a timely fashion, with appropriate oversight from the Company’s Audit Committee. The remediation plan includes strengthening the design of controls and documentation to the accounting for future business combinations, and improving internal communication of related policies or procedures. Management will continue to monitor and evaluate the design and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2020. The Code is posted on the Company’s website at www.equinoxgold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020. See page 114 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Lenard Boggio, General Wesley Clark, and Gordon Campbell, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and are financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE American listing standards. A summary of the significant differences can be found on the Company’s website at www.equinoxgold.com.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.36, incorporated herein.

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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the year ended December 31, 2020

99.3	Consolidated financial statements for the years ended December 31, 2020 and 2019

99.4	Certificate of Christian Milau required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Peter Hardie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Christian Milau pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Peter Hardie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Gilles Arseneau

99.10	Consent of Eric Olin

99.11	Consent of Tim Olson

99.12	Consent of Neil Winkelmann

99.13	Consent of Neil Lincoln

99.14	Consent of Maritz Rykaart

99.15	Consent of David Nicholas

99.16	Consent of Eleanor Black

99.17	Consent of Trevor Rabb

99.18	Consent of Gordon Zurowski

99.19	Consent of Bruce Davis

99.20	Consent of Nathan Robison

99.21	Consent of Ali Shahkar

99.22	Consent of Robert Sim

99.23	Consent of Jefferey Woods

Exhibit No.	Description

99.24	Consent of Hugo Miranda

99.25	Consent of Mark B. Mathisen

99.26	Consent of Robert L. Michaud

99.27	Consent of A. Paul Hampton

99.28	Consent of Stephen La Brooy

99.29	Consent of Tommaso R. Raponi

99.30	Consent of Gabriel Secrest

99.31	Consent of Laurie Tahija

99.32	Consent of John Nilsson

99.33	Consent of Doug Bartlett

99.34	Consent of Doug Reddy

99.35	Consent of Scott Heffernan

99.36	Mine Safety Disclosure

101	Interactive Data File

2

SIGNATURE

Pursuant to the requirements of the Exchange Act, Equinox Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 24, 2021

EQUINOX GOLD CORP.

By:	/s/ Christian Milau
Name: Christian Milau
Title: Chief Executive Officer