Form 40-F
period 2021-12-31
Equinox Gold Corp.
filed 2022-03-25
CIK 1756607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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
301,324,604 Common Shares outstanding as of December 31, 2021

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
Yes ☒ No ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto (the “Annual Report”) contain “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding Equinox Gold Corp.’s (the “Company”) intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, words such as “believe”, “will”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “target”, “on-track”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would” or “should” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as statements relating to: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company’s ability to successfully advance its growth and development projects, including construction of Greenstone, the commissioning of Santa Luz and the expansions of Los Filos, Aurizona and Castle Mountain; the Company’s expectations for its investments in Solaris Resources, i-80 Gold and Pilar; the completion of the sale of Mercedes; dividend distributions; ability to obtain lending arrangements and cover debt obligations; the impact of inflation; risk management; and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (“COVID-19”). The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Greenstone and Santa Luz being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers and unions at Los Filos; the Company’s relationships with local communities and indigenous populations; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws; the strategic vision of i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; and the consummation and timing of the Mercedes sale. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2021, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.27.
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
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2021.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

The Company's independent registered public accounting firm, KPMG LLP, have audited the consolidated financial statements included in this Annual Report and have issued a report dated March 23, 2022 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company has limited the scope of its internal control over financial reporting and disclosure controls and procedures to exclude controls, policies and procedures of the business acquired pursuant to the Company’s acquisition of Premier Gold Mines Limited (the “Premier Gold Acquisition”), as allowed by the United States Securities and Exchange Commission and Canadian Securities Administrators. See page 61 of the Company’s management discussion and analysis for the year ended December 31, 2021, which is attached hereto as Exhibit 99.2, for a summary of the excluded controls related to the acquired business.

C. Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s Consolidated financial statements for the years ended December 31, 2021 and 2020, which are attached hereto as Exhibit 99.3. KPMG LLP’s audit of internal control over financial reporting excluded an evaluation of the internal controls over financial reporting of the business acquired pursuant to the Premier Gold Acquisition.

D. Changes in internal control over financial reporting. As previously reported in the Company’s MD&A for the year ended December 31, 2020, Management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was not effective as a result of a material weakness associated with controls over the purchase price accounting related to the Leagold Acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement, which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

To remediate the material weakness in the Company’s internal control over financial reporting, Management strengthened its controls over purchase price accounting by (i) allocating dedicated and specialised resources to document the policies and procedures around purchase price accounting, and (ii) internally communicating information necessary to support the function of internal control. These controls were applied to the purchase price accounting related to the Premier Gold Acquisition in 2021. Management have concluded the actions taken to improve the design and operating effectiveness of its internal control related to the purchase price accounting operated effectively and remediated the material weakness.

Other than the implementation of the remediation plan described above, during the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company’s website at www.equinoxgold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Vancouver, B.C., Canada, Audit Firm I.D. :85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. See page 141 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
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

MINE SAFETY
The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.47, incorporated herein.

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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2021

99.2	Management’s Discussion and Analysis for the year ended December 31, 2021

99.3	Consolidated financial statements for the years ended December 31, 2021 and 2020

99.4	Certificate of Christian Milau required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Peter Hardie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Christian Milau pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Peter Hardie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Giles Arseneau

99.10	Consent of Eric Olin

99.11	Consent of Tim Olsen

99.12	Consent of Neil Winkelmann

99.13	Consent of Neil Lincoln

99.14	Consent of Maritz Rykaart

99.15	Consent of David Nicholas

99.16	Consent of Eleanor Black

99.17	Consent of Trevor Rabb

99.18	Consent of Gordon Zurowski

99.19	Consent of Bruce Davis

99.20	Consent of Nathan Robison

99.21	Consent of Ali Shahkar

99.22	Consent of Robert Sim

99.23	Consent of Jefferey Woods

99.24	Consent of Mark B. Mathisen

99.25	Consent of Grant Malensek

99.26	Consent of Stephen La Brooy

99.27	Consent of Tommaso R. Raponi

99.28	Consent of Gabriel Secrest

99.29	Consent of Laurie Tahija

99.30	Consent of John Nilsson

99.31	Consent of Doug Bartlett

99.32	Consent of Felipe M. Araujo

99.33	Consent of Hugo R. A. Filho

99.34	Consent of Gunter C. Lipper

99.35	Consent of Tiaozito V. Cardoso

99.36	Consent of César A. Torresini

99.37	Consent of Louise-Pierre Gignac

99.38	Consent of Rejean Sirois

99.39	Consent of James Purchase

99.40	Consent of Michael Franceschini

99.41	Consent of Michelle Fraser

99.42	Consent of David Ritchie

99.43	Consent of Mickey M. Davachi

99.44	Consent of Pierre Roy

99.45	Consent of Consent of Doug Reddy

99.46	Consent of Consent of Scott Heffernan

99.47	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Equinox Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 24, 2022

EQUINOX GOLD CORP.

By:	/s/ Christian Milau
Name: Christian Milau
Title: Chief Executive Officer