Form 40-F
period 2022-12-31
Equinox Gold Corp.
filed 2023-02-24
CIK 1756607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
Commission File Number: 001-39038
EQUINOX GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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
307,365,588 Common Shares outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto (the “Annual Report”) contain “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding Equinox Gold Corp.’s (the “Company”) intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, words such as “believe”, “will”, “advance”, “achieve”, "clear plan", “strategy”, “target”, “plan”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “objective”, and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would” or “should” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as statements relating to: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and the Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the base shelf prospectus or corresponding registration statement and any prospectus supplement; the expectations for the Company’s investments in Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold; and the Company’s expectations for reducing its greenhouse gas emissions and the impact of its operations on climate change, including reaching is greenhouse gas emissions reduction target. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; construction at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed; ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws; the strategic vision for Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold and their respective abilities to successfully advance their businesses; and the ability of Bear Creek, Inca One and Pilar Gold to meet their respective payment commitments to the Company. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and joint venture partner; the failure by Bear Creek, Inca One or Pilar Gold to meet one or more of their respective payment commitments to the Company. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 30, 2022, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.35.
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
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The Company's independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this Annual Report and has issued a report dated February 21, 2023 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s Consolidated financial statements for the years ended December 31, 2022, which are attached hereto as Exhibit 99.3.

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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.
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

CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2022. The Code is posted on the Company’s website at www.equinoxgold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Vancouver, B.C., Canada, Audit Firm I.D.: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. See page 133 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
See page 133 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for a description of the audit committee’s pre-approval policies and procedures.
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
MINE SAFETY
The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.48, incorporated herein.
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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2022

99.2	Management’s Discussion and Analysis for the year ended December 31, 2022

99.3	Consolidated financial statements for the years ended December 31, 2022, and 2021

99.4	Certificate of Greg Smith required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Peter Hardie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Greg Smith pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Peter Hardie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Eugene Tucker

99.10	Consent of Gary Methven

99.11	Consent of Glenn Bezuidenhout

99.12	Consent of Kelly Boychuk

99.13	Consent of Neil Lincoln

99.14	Consent of Mo Molavi

99.15	Consent of Paul Salmenmaki

99.16	Consent of Eleanor Black

99.17	Consent of Trevor Rabb

99.18	Consent of Gordon Zurowski

99.19	Consent of Bruce Davis

99.20	Consent of Nathan Robison

99.21	Consent of Ali Shahkar

99.22	Consent of Robert Sim

99.23	Consent of Jefferey Woods

99.24	Consent of Mark B. Mathisen

99.25	Consent of Grant Malensek

99.26	Consent of Stephen La Brooy

99.27	Consent of Tommaso R. Raponi

99.28	Consent of Gabriel Secrest

99.29	Consent of Laurie Tahija

99.30	Consent of John Nilsson

99.31	Consent of Doug Bartlett

99.32	Consent of Felipe M. Araujo

99.33	Consent of Hugo R. A. Filho

99.34	Consent of Gunter C. Lipper

99.35	Consent of Tiaozito V. Cardoso

99.36	Consent of César A. Torresini

99.37	Consent of Louis-Pierre Gignac

99.38	Consent of Rejean Sirois

99.39	Consent of James Purchase

99.40	Consent of Michael Franceschini

99.41	Consent of Michelle Fraser

99.42	Consent of David Ritchie

99.43	Consent of Mickey M. Davachi

99.44	Consent of Pierre Roy

99.45	Consent of Riley Devlin

99.46	Consent of Paul Sterling

99.47	Consent of Travis O’Farrell

99.48	Consent of Doug Reddy

99.49	Consent of Scott Heffernan

99.50	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Equinox Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: February 23, 2022

EQUINOX GOLD CORP.

By:	/s/ Greg Smith
Name: Greg Smith
Title: Chief Executive Officer