Form 40-F
period 2023-12-31
Equinox Gold Corp.
filed 2024-02-23
CIK 1756607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
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
318,013,861 Common Shares outstanding as of December 31, 2023

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

This annual report on Form 40-F and the exhibits attached hereto (the “Annual Report”) contain certain forward-looking statements and forward-looking information under applicable Canadian securities legislation and within the meeting of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding Equinox Gold Corp.’s (the “Company”) intent, or the believes or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, words such as “believe”, “will”, “advance”, “plan”, “achieve”, “strategy”, “intend”, “expect”, “estimate”, “plan”, “objective”, “anticipate”, “target”, “on track”, “on budget”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as statements relating to: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operational performance, including investment returns; the Company’s production and cost guidance; the timing for and the Company’s ability to successfully advance its growth and development projects, including the construction and commissioning of Greenstone and the expansion projects at Castle Mountain, Los Filos and Aurizona; the Company’s ability to successfully renegotiate existing land access agreements at Los Filos and the potential impact on Los Filos if those negotiations are unsuccessful; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 Gold Corp. (“i-80 Gold”) warrants; the Company’s expectations for reducing its greenhouse gas emissions and the impact of its operations on climate change, including reaching its greenhouse gas emissions reduction target and implementing its water stewardship strategy; expectations for the Company’s investments in i-80 Gold , Bear Creek Mining Corporation (“Bear Creek”), and Sandbox Royalties Corp. (“Sandbox”); and conversion of Mineral Resources to Mineral Reserves. The Company has based these forward-looking statements and forward-looking information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; that existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; the availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise the warrants; construction and commissioning of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans and estimated development schedules remaining consistent with the plans outlined in the technical report for each project; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals being received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. The Company cautions that forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and forward-looking information contained in this Annual Report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and condition; construction and operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations;

relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; and the potential failure by Bear Creek to meet its commitments to the Company. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2023, the last business day of the year, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = C$1.35.
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
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The Company's independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this Annual Report and has issued a report dated February 21, 2024 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s Consolidated financial statements for the years ended December 31, 2023 and 2022, which are attached hereto as Exhibit 99.3.

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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company’s website at www.equinoxgold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Vancouver, B.C., Canada, Audit Firm I.D.: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. See page 129 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
See page 129 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for a description of the audit committee’s pre-approval policies and procedures.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s audit committee is comprised of Lenard Boggio, Gordon Campbell and Marshall Koval, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE American listing standards. A summary of the significant differences can be found on the Company’s website at www.equinoxgold.com.
MINE SAFETY
The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.50, incorporated herein.
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

EXHIBIT INDEX

Exhibit No.	Description
97.1	Executive Compensation Recovery Policy

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023

99.3	Consolidated financial statements for the years ended December 31, 2023, and 2022

99.4	Certificate of Greg Smith required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Peter Hardie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Greg Smith pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Peter Hardie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Eugene Tucker

99.10	Consent of AMC Mining Consultants (Canada) Ltd.

99.11	Consent of Glenn Bezuidenhout

99.12	Consent of Kelly Boychuk

99.13	Consent of Neil Lincoln

99.14	Consent of Mo Molavi

99.15	Consent of Paul Salmenmaki

99.16	Consent of Eleanor Black

99.17	Consent of Trevor Rabb

99.18	Consent of Gordon Zurowski

99.19	Consent of Bruce Davis

99.20	Consent of Nathan Robison

99.21	Consent of Ali Shahkar

99.22	Consent of Robert Sim

99.23	Consent of Jeffrey L. Woods

99.24	Consent of Mark B. Mathisen

99.25	Consent of Grant A. Malensek

99.26	Consent of Stephen La Brooy

99.27	Consent of Tommaso Raponi

99.28	Consent of Gabriel Secrest

99.29	Consent of Laurie Tahija

99.30	Consent of John Nilsson

99.31	Consent of R. Doug Bartlett

99.32	Consent of Felipe M. Araujo

99.33	Consent of Hugo R. A. Filho

99.34	Consent of Gunter C. Lipper

99.35	Consent of Tiaozito V. Cardoso

99.36	Consent of César A. Torresini

99.37	Consent of Louis-Pierre Gignac

99.38	Consent of Rejean Sirois

99.39	Consent of James Purchase

99.40	Consent of Michael Franceschini

99.41	Consent of Michelle Fraser

99.42	Consent of David Ritchie

99.43	Consent of Mickey M. Davachi

99.44	Consent of Pierre Roy

99.45	Consent of Riley Devlin

99.46	Consent of Paul Sterling

99.47	Consent of Travis O’Farrell

99.48	Consent of Doug Reddy

99.49	Consent of Scott Heffernan

99.50	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Equinox Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: February 22, 2024

EQUINOX GOLD CORP.

By:	/s/ Greg Smith
Name: Greg Smith
Title: Chief Executive Officer