Form 40-F
period 2025-12-31
Equinox Gold Corp.
filed 2026-03-31
CIK 1756607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
Commission File Number: 001-39038
EQUINOX GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 1501, 700 West Pender St.
Vancouver, BC
Canada V6C 1G8
+1 604-558-0560
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation
28 Liberty Street
New York, NY
USA 10005
+1 212-894-8940
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
785,632,450 Common Shares outstanding as of December 31, 2025
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

This annual report on Form 40-F and the exhibits attached hereto (the “Annual Report”) contain certain forward-looking statements and forward-looking information (collectively “Forward-looking Information”) under applicable Canadian securities legislation and within the meeting of the United States Private Securities Litigation Reform Act of 1995. These statements appear in several places in this Annual Report and include statements regarding Equinox Gold Corp.’s (the “Company” or “Equinox Gold”) intent, or the beliefs or current expectations of the Company’s officers and directors. Such Forward-looking Information involves known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-looking Information. When used in this Annual Report, words such as ““believe”, “will”, “achieve”, “grow”, “plan”, “deliver”, “expect”, “estimate”, “anticipate”, “target”, and similar expressions are intended to identify Forward-looking Information as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms. As well, Forward-looking Information may relate to the Company’s future outlook and anticipated events, such as statements relating to: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; anticipated 2026 production and cost guidance; expectations for Greenstone and Valentine operations, including achieving design capacity; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; realization of the contingent cash consideration from the Brazil operations sale; the Company’s ability to restart operations at Los Filos and the construction of a CIL plant; and the Company’s ability to improve cash flow and self-fund projects. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of Castle Mountain permitting; stable gold prices and input costs; availability of funding; accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information. Forward-looking Information should not be read as a guarantee of future performance or results. The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this Annual Report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include those described in the section “Risks and Uncertainties” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, which is incorporated by reference herein as Exhibit 99.2, and in the section titled “Risks Relating to the Business” in Equinox Gold’s most recently filed Annual Information Form, which is incorporated by reference herein as Exhibit 99.1. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Forward-looking Information speaks only as of the date of such Forward-looking Information. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this Annual Report is expressly qualified by this cautionary statement.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2025, the last business day of the year, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = C$1.37.
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
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
The Company’s independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this Annual Report and has issued a report dated February 20, 2026 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024, which are attached hereto as Exhibit 99.3.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.equinoxgold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Vancouver, BC, Canada, Audit Firm I.D.: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 41 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
See page 42 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for a description of the audit committee’s pre-approval policies and procedures.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s audit committee is composed of Lenard Boggio, Trudy Curran and Mike Vint, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE American listing standards. A summary of the significant differences can be found on the Company’s website at www.equinoxgold.com.
MINE SAFETY
The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.20, incorporated herein.

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

EXHIBIT INDEX

Exhibit No.	Description
97	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97 of the Registrant’s Annual Report on Form 40-F (File No. 001-39038) filed with the Commission on March 19, 2025).

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the three months and year ended December 31, 2025

99.3	Consolidated financial statements for the years ended December 31, 2025, and 2024

99.4	Certificate of Darren Hall required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Peter Hardie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Darren Hall pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Peter Hardie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Philippe Lebleu, P.Eng.

99.10	Consent of Scott Davidson, P. Geo.

99.11	Consent of Niel de Bruin, P. Geo.

99.12	Consent of Kelly Boychuk, P. Eng.

99.13	Consent of Neil Lincoln, P. Eng.

99.14	Consent of Alex Thompson, P. Geo.

99.15	Consent of Nicholas Capps, P.Geo.

99.16	Consent of Jeffrey Colden, P.Eng.

99.17	Consent of Stuart Collins, P.E.

99.18	Consent of Grant A. Malensek, M.Eng., P.Eng.

99.19	Consent of Tony Gilman, M. Sc., P. Eng., P. Geo.

99.20	Mine Safety Disclosure

99.21	Interactive Data File (formatted as Inline XBRL)

101	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 99.21)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Equinox Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 30, 2026.

EQUINOX GOLD CORP.

By:	/s/ Darren Hall
Name: Darren Hall
Title: Chief Executive Officer